Form G-FINW



07007232


RECEIVED
APR 30 2007
Credit & Market Risk

FR G-FINW
OMB No. 7100-0224
Average hours per response: 0.25
Approval expires March 31, 2007

OFFICIAL USE
11-40

Notice by Financial Institutions of Termination of Activities as a Government Securities Broker or Government Securities Dealer

1. Appropriate regulatory agency (check one):

   A. ☑ Comptroller of the Currency
   B. ☐ Board of Governors of the Federal Reserve System
   C. ☐ Federal Deposit Insurance Corporation
   D. ☐ Office of Thrift Supervision
   E. ☐ Securities and Exchange Commission

2. A. Full name of the financial institution:
   Wells Fargo Bank N.A.

   B. Address of principal office of financial institution:
   608 Second Avenue South, Mpls, MN 55479

   C. Mailing address if different from (B):

3. Furnish the name and address of the person who has or will have custody or possession of the financial institution's books and records with respect to the financial institution's activities as a government securities broker or government securities dealer:

   Full Name
   Aderhold (Last) Robert (First) Alan (Middle)
   608 Second Avenue South, Mpls, MN 55479 (Address)

4. Furnish the address of the place where such books and records will be located:
   608 Second Avenue South, Mpls, MN 55479

5. **The financial institution submitting this notice of termination of activities and the person executing it represent that all of the information contained herein is true, current and complete.**

   Please print name and title of person executing this notice:
   Robert (First) Alan (Middle) Aderhold (Last) Vice President (Title)

   [signature] (Manual Signature) 2007 Apr. 19 (Date)

END